Exhibit 99.7

CONSENT OF PERSON ABOUT TO BECOME A DIRECTOR

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, in connection with the Registration Statement on Form S-4 (the “Registration Statement”) of Mid Penn Bancorp, Inc. (“Mid Penn”), and all amendments thereto, relating to the merger agreement by and between Mid Penn and Phoenix Bancorp, Inc., the undersigned hereby consents to being named in the joint proxy statement/prospectus which forms a part of the Registration Statement as a person who is expected to become a director of Mid Penn upon consummation of the merger contemplated in such merger agreement and to the filing of this consent as an exhibit to this Registration Statement.

Date: October 23, 2014
/s/ Noble C. Quandel
Noble C. Quandel, Jr.